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				UNITED STATES
		     SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, D.C.  20549

				 SCHEDULE 13D

		  UNDER THE SECURITIES EXCHANGE ACT OF 1934
			      (AMENDMENT NO.  2)*

			       DIXIE YARNS, INC.
			       (Name of Issuer)

		   COMMON STOCK, PAR VALUE $3.00 PER SHARE
			(Title of Class of Securities)

				 255579-10-4
				(CUSIP Number)

			      John F. Henry, Jr.
			Witt, Gaither & Whitaker, P.C.
		    1100 American National Bank Building
			   Chattanooga, TN  37402
				 615-265-8881

	   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				 May 5, 1995
	    (Date of Event which Requires Filing of this Statement)

If the filing  person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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				SCHEDULE 13D

     CUSIP NO.  255579-10-4                    PAGE  2  OF 7  PAGES
      1.        NAME OF REPORTING  PERSON
		S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
		DANIEL K. FRIERSON
      2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
		A GROUP                                 (A)  [  ]
							(B)  [X ]
      3.        SEC USE ONLY
      4.        SOURCE OF FUNDS*                            OO
      5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
		IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)   [  ]
      6.        CITIZENSHIP OR PLACE OF ORGANIZATION
		UNITED STATES OF AMERICA
	 NUMBER OF       7.     SOLE VOTING POWER
	  SHARES                247,738
       BENEFICIALLY      8.     SHARED VOTING POWER
	 OWNED BY               749,249
	   EACH          9.     SOLE DISPOSITIVE POWER
	REPORTING               247,738
	  PERSON        10.     SHARED DISPOSITIVE POWER
	   WITH                 749,249
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
		REPORTING PERSON
		997,167
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
		(11) EXCLUDES CERTAIN SHARES*                [  ]
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		8.96%
     14.        TYPE OF REPORTING PERSON
		IN

		  * SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
   ATTESTATION

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ITEM 1.         SECURITY AND ISSUER.

	This Statement on Schedule 13D (the "STATEMENT") relates to the Common Stock, par value $3.00 per share (the "COMMON STOCK"), of Dixie Yarns, Inc., a Tennessee corporation (the "ISSUER"), the principal executive offices of which are located at 1100 South Watkins Street, Chattanooga, Tennessee 37404.


ITEM 2.         IDENTITY AND BACKGROUND.

	(a)     Daniel K. Frierson.

	(b)     1100 South Watkins Street, Chattanooga, Tennessee
37404.

	(c) Chairman of the Board and Chief Executive Officer of Dixie Yarns, Inc., a manufacturer and marketer of textiles and floorcovering products headquartered at 1100 South Watkins
Street, Chattanooga, Tennessee 37404.

	(d) Mr. Frierson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) Mr. Frierson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f) Mr. Frierson is a citizen of the United States of America.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	Mr. Frierson (i) exchanged 50,000 shares of the Issuer's Common Stock with his brother, James W. Frierson, for 50,000 shares of Class B Common Stock $3.00 par value per share (the "CLASS B COMMON STOCK") of the Issuer, effective February 7, 1995 and (ii) exchanged 15,678 shares of the Issuer's Common Stock with his brother, J. Burton Frierson, III, for 15,678 shares of Class B Common Stock effective May 5, 1995. Additionally, on July 10, 1995, another shareholder of the Issuer exercised a put option to sell 1,029,446 shares of Common Stock to the Issuer. The repurchase of said shares by the Issuer had the effect of increasing the percentage of Common Stock beneficially owned by Mr. Frierson.


ITEM 4.          PURPOSE OF TRANSACTION.

	Mr. Frierson does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of

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securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a change in the present Board or management of the Issuer; any other material change in the Issuer's business or corporate structure or its present capitalization or dividend policy; changes in the Issuer's charter or by-laws or other actions that might impede the the acquisition of control of the Issuer of cause it to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or any other similar action. Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the board of directors of the Issuer, of which Mr. Frierson is a member, in the normal course of the Issuer's business. Thus, in the normal course of discharging his duties as a director or as Chief Executive
Officer of the Issuer, and in his capacity as such, Mr.
Frierson may be required to consider or review any such plans or proposals.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

	(a) As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 997,167 shares of Common Stock<F1> constituting approximately 8.96% of the 11,125,559 shares of Common Stock<F2> that were outstanding as

____________________
	<F1>    Such 997,167 shares of Common Stock consist of:
(i) 11,560 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power; (ii) 27,433 shares of Common Stock owned directly by Rowena K. Frierson but subject to a general power of attorney granted to Mr. Frierson and T. Cartter Frierson; (iii) 174,588 shares of Common Stock owned by the "Dixie Yarns, Inc. Defined Contribution Plan" for which Mr. Frierson is one of three fiduciaries and for which American National Bank & Trust Company of Chattanooga serves as trustee; (iv) 122,146 shares of Common Stock owned by the wife and children of Mr. Frierson and as to which he shares voting and investment power;
and (v) the deemed conversion of (A) 105,072 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, owned by the wife and children of Mr. Frierson and as to which he shares investment and voting power and (B) 556,368 shares of Class B Common Stock (including 236,178 such shares owned directly by Mr. Frierson) which Mr. Frierson votes pursuant to the terms of the Shareholder Agreement.

<F2>    661,440 shares of Common Stock are added to the
10,464,119 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of July 21, 1995 in order to reflect the assumed conversion of the 661,440 shares of Class B Common Stock, which are held as described in Footnote 1. As stated in
Item 5(a), Mr. Frierson expressly

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of July 21, 1995, as reported by the Issuer to Mr. Frierson.
Mr. Frierson expressly disclaims beneficial ownership of the 556,368 such shares which may be deemed to result from the conversion of shares of Class B Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

	(b) Mr. Frierson has the sole power to vote and dispose of 247,738 of the shares of Common Stock for which beneficial ownership is reported<F3>.

	Mr. Frierson shares the power to vote and dispose of 749,429 of the shares of Common Stock for which beneficial ownership is reported.

	Mr. Frierson shares the power to vote and dispose of the 27,433 shares of Common Stock and the 125,139 shares of Class
B Common Stock owned directly by Rowena K. Frierson, who has given a general power of attorney to Mr. Frierson and T.
Cartter Frierson. Rowena K. Frierson is retired and her address, for purposes of this filing, is 1100 South Watkins Street, Chattanooga, TN 37404. T. Cartter Frierson's address is 633 Chestnut Street, Suite 850, Chattanooga, Tennessee
37450.  He is president of T. Cartter Frierson & Company.

	Mr. Frierson shares the power to vote and dispose of the 122,146 shares of Common Stock and the 105,072 shares of Class B Common Stock owned by his wife (Joan H. Frierson) and children (E. Haley Frierson; D. Kennedy Frierson, Jr.; Rowena
F. Barker; James B. Frierson; and Emily M. Frierson). Their address is 1100 South Watkins Street, Chattanooga, Tennessee 37404.

	Mr. Frierson also shares the power to vote and dispose of the 40,000 shares of Class B Common Stock held by Paul K. Frierson, T. Cartter Frierson and Mr. Frierson as co-
trustees of the Frierson Family Trusts and the 45,304 shares of Class B Common Stock held by Paul K. Frierson, T. Cartter Frierson and Mr. Frierson as co-trustees of the Special
Purpose Trust of J. Burton Frierson. Paul K. Frierson's address is 1100 South Watkins Street, Chattanooga, Tennessee 37404. He is vice president of the Issuer and president of the Issuer's Candlewick group.
______________________________________________________________
disclaims beneficial ownership of the 556,368 shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are subject to the Shareholder Agreement.

<F3>   Consists of (i) 11,560 shares of Common Stock held
directly by Mr. Frierson and (ii) 236,178 shares of Class B
Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 236,178 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

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	Mr. Frierson shares the power to vote and dispose of
the 174,588 shares of Common Stock of the Dixie Yarns, Inc. Defined Contribution Plan, of which Mr. Frierson and Robert
J. Sudderth, Jr. are fiduciaries.  Robert J. Sudderth, Jr.
is Chairman and Chief Executive Officer of American National Bank & Trust Company in Chattanooga, Tennessee. His address is 1700 American National Bank Building, Chattanooga, Tennessee 37402.

	Additionally, pursuant to the Shareholder Agreement, Mr. Frierson also shares the power to vote and dispose of (i)
15,678 shares of Class B Common Stock owned directly by T. Cartter Frierson and (ii) 94,069 shares of Class B Common
Stock owned directly by Paul K. Frierson. Mr. Frierson may therefore be deemed to share beneficial ownership with respect to the shares of Common Stock into which such shares of Class
B Common Stock are convertible. As stated in Item 5(a), however, Mr. Frierson disclaims such beneficial ownership and, additionally, if it were currently possible for such shares to be withdrawn from the Shareholder Agreement and converted into shares of Common Stock, Mr. Frierson would no longer have or share either voting or investment power with respect to such shares of Common Stock.

	None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

	(c) As stated in Item 3, Mr. Frierson (i) exchanged 50,000 shares of the Issuer's Common Stock with his brother, James W. Frierson, for 50,000 shares of Class B Common Stock of the Issuer, effective February 7, 1995 and (ii) exchanged 15,678 shares of the Issuer's Common Stock with his brother,
J. Burton Frierson, III, for 15,678 shares of Class B Common Stock effective May 5, 1995.

	(d)  See Item 5(b).

	(e)  Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
		RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
		ISSUER.

	Of the 661,440 shares of Class B Common Stock beneficially owned by Mr. Frierson, 556,368 are subject to a shareholder agreement (the "SHAREHOLDER AGREEMENT"). Pursuant to the terms of the Shareholder Agreement, Mr. Frierson has been granted a proxy, which expires October 2005, to vote all such shares. The proxy is terminable under certain limited circumstances prescribed in the Shareholder Agreement.

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The Shareholder Agreement also places certain restrictions on the transfer or withdrawal of shares of Class B Common Stock held by the parties thereto, effectively preventing the conversion of shares held pursuant to the Shareholder Agreement into shares of Common Stock for the duration of the agreement, absent the consent of the parties. Accordingly, Mr. Frierson has expressly disclaimed beneficial ownership of any shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are currently held subject to the Shareholder Agreement.

	The participating parties to the Shareholder Agreement are the trusts created under the Estate of J. Burton
Frierson, the wife of J. Burton Frierson (Rowena K.
Frierson) and three of the sons of J. Burton and Rowena K.
Frierson (Daniel K. Frierson; Paul K. Frierson; and T.
Cartter Frierson).


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

	99.1 Dixie Yarns, Inc. Class B Common Stock Shareholders Agreement, as amended to date.


SIGNATURE

	After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this
Schedule 13D is true, complete and correct.


/s/ Daniel K. Frierson
_________________________________________
Daniel K. Frierson

Date: October 10, 1995










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